

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 20, 2006

Mr. James A. Lawrence
Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426

      Re: General Mills, Inc.
               Form 10-K for Fiscal Year Ended May 29, 2005
               Filed July 28, 2005
               File No. 1-1185

Dear Mr. Lawrence:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                     Sincerely,

                                     Jill S. Davis
                                     Branch Chief